Exhibit 99.2

Condensed Consolidated Financial Statements

(in United States Dollars, unless otherwise stated)

September 30, 2014

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)
	September 30	December 31
As at	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$100,213	$142,652
Restricted cash	-	2,204
Receivables	14,867	29,254
Current income tax receivable	4,564	27,936
Inventories (Note 4)	88,887	84,643
Prepaids and deposits	4,523	5,250
	213,054	291,939

Non-current assets
Investments (Note 5)	170	15,551
Long-term inventories (Note 4)	106,021	93,696
Investment in jointly-controlled entity	17,839	17,930
Other long-term assets	60,703	71,988
Property, plant and equipment & mining interests (Note 6)	1,715,600	1,675,955
Intangible assets (Note 7)	42,961	53,656
Goodwill	241,693	241,693
	$2,398,041	$2,462,408

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$34,580	$76,923
Dividend payable (Note 12(b))	-	9,960
Current income tax liability	3,550	3,966
Current portion of debt and equipment financing obligations (Note 9)	6,609	7,355
Obligation to renounce flow-through exploration expenditures (Note 10)	1,299	-
Current portion of provisions (Note 11)	2,246	15,955
	48,284	114,159

Non-current liabilities
Debt and equipment financing obligations (Note 9)	308,982	244,194
Option component of convertible senior notes	-	413
Provisions	27,755	28,580
Deferred income tax liability	275,156	287,180
	660,177	674,526

SHAREHOLDERS' EQUITY
Capital stock (Note 12)	2,028,885	2,021,837
Contributed surplus	61,268	55,945
Deficit	(352,026)	(284,632)
Accumulated other comprehensive loss	(263)	(5,268)
	1,737,864	1,787,882
	$2,398,041	$2,462,408

Events after the reporting period (Note 20)

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars, except per share amounts)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013

Revenue from mining operations	$73,505	$54,304	$219,988	$176,849

Cost of sales:
Production costs (Note 4)	45,463	21,079	142,047	88,009
Refining costs	120	137	415	387
Amortization and depletion (Note 4)	27,998	11,957	91,376	37,880
Reclamation, care and maintenance costs	683	2,048	3,888	4,290
Total cost of sales	74,264	35,221	237,726	130,566

General and administrative	5,664	6,646	20,583	20,768
Exploration and business development	298	207	757	756
Impairment charges (Note 8)	616	-	616	98,688
(Loss) / earnings from operations (Note 13)	(7,337)	12,230	(39,694)	(73,929)

Finance costs	(6,817)	(440)	(14,735)	(1,576)
Foreign exchange gain / (loss)	10,520	(2,746)	9,060	5,820
Other income / (loss) (Note 14)	620	3,260	(14,740)	9,384
Equity in loss / (income) of jointly-controlled entity	-	18	(92)	(38)
(Loss) / earnings before income taxes	(3,014)	12,322	(60,201)	(60,339)

Deferred income tax expense / (recovery) (Note 15)	12,594	(606)	801	6,430
Current income tax expense / (recovery) (Note 15)	114	(1,931)	387	3,589
	12,708	(2,537)	1,188	10,019

Net (loss) / earnings	$(15,722)	$14,859	$(61,389)	$(70,358)

(Loss) / earnings per share (Note 16)
Basic (loss) / earnings per share	$(0.06)	$0.06	$(0.25)	$(0.28)
Diluted (loss) / earnings per share	$(0.06)	$0.04	$(0.25)	$(0.28)

Weighted average shares outstanding (Note 16)
Basic	248,731,324	247,131,794	248,550,531	251,245,429
Diluted	248,731,324	262,504,566	248,550,531	251,245,429

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013

Net (loss) / earnings	$(15,722)	$14,859	$(61,389)	$(70,358)
Items that may be reclassified subsequently to net (loss) / earnings:
Unrealized (loss) / gain on investments (Note 5)	(98)	(299)	2,498	(1,036)
Reclassification of accumulated losses on investments to net (loss) / earnings (Note 5)	-	-	2,507	128
Total other comprehensive (loss) / income	(98)	(299)	5,005	(908)
Comprehensive (loss) / income	$(15,820)	$14,560	$(56,384)	$(71,266)

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013

OPERATING ACTIVITIES
Net (loss) / earnings	$(15,722)	$14,859	$(61,389)	$(70,358)
Proceeds from settlement of derivative assets	-	-	-	(528)
Payments to settle other liabilities	-	-	-	(2,750)
Payments to settle provisions	(1,039)	(567)	(3,254)	(3,600)
Adjustments to reconcile net (loss) / earnings to operating cash flows (Note 17)	37,376	7,466	110,985	137,807
Change in non-cash operating working capital (Note 17)	(17,827)	2,580	(14,414)	(9,259)
Operating cash flows	2,788	24,338	31,928	51,312

INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests & intangible assets	(50,677)	(80,072)	(147,405)	(185,850)
Proceeds from retained interest royalty (Note 7)	-	-	2,463	-
Decrease / (increase) in restricted cash	-	-	5,877	(1,686)
Purchase of investments (Note 5)	-	(4,203)	-	(6,491)
Sale of investments (Note 5)	-	-	23,284	-
Proceeds received on transfer of litigation claim (Note 14(a))	3,177	-	3,177	-
Investing cash flows	(47,500)	(84,275)	(112,604)	(194,027)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations (Note 9)	(1,649)	(1,232)	(252,541)	(3,648)
Proceeds from debt and equipment financing obligations (Note 9)	3,264	-	308,578	-
Payment of financing fees on debt	(303)	-	(7,838)	-
Payment of dividends	(896)	(9,290)	(13,899)	(19,161)
Proceeds from exercise of stock options	-	-	2	3,094
Shares repurchased and cancelled (Note 12(a))	-	-	-	(301,066)
Proceeds from issuance of flow-through shares (Note 10)	4,566	-	4,566	-

Financing cash flows	4,982	(10,522)	38,868	(320,781)

Impact of foreign exchange on cash	(631)	855	(631)	196

Net decrease in cash	(40,361)	(69,604)	(42,439)	(463,300)

Cash and cash equivalents, beginning of period	140,574	209,705	142,652	603,401

Cash and cash equivalents, end of period	$100,213	$140,101	$100,213	$140,101

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)
For the nine months ended September 30	2014	2013

Capital stock
Balance, beginning of period	$2,021,837	$2,307,978
Shares repurchased and cancelled (Note 12(a))	-	(295,536)
Shares issued through dividend reinvestment plan	1,906	619
Shares issued through employee share purchase plan	1,680	1,503
Shares issued on redemption of deferred share units	359	499
Shares issued for cash pursuant to exercise of stock options	2	3,094
Fair value of share-based compensation on stock options exercised	4	1,825
Shares issued through flow-through share agreement (Note 10)	3,097	-
Balance, end of period	$2,028,885	$2,019,982

Contributed surplus
Balance, beginning of period	$55,945	$50,881
Fair value of deferred share units redeemed	(359)	(499)
Fair value of share-based compensation on stock options exercised	(4)	(1,825)
Share-based compensation	5,686	5,697
Balance, end of period	$61,268	$54,254

Deficit
Balance, beginning of period	$(284,632)	$(62,917)
Dividends declared (Note 12(b))	(6,005)	(29,632)
Premium on shares repurchased and cancelled (Note 12(a))	-	(5,530)
Net loss	(61,389)	(70,358)
Balance, end of period	$(352,026)	$(168,437)

Accumulated other comprehensive loss from available-for-sale investments
Balance, beginning of period	$(5,268)	$(105)
Other comprehensive income / (loss)	5,005	(908)
Balance, end of period	$(263)	$(1,013)

Total shareholders' equity	$1,737,864	$1,904,786

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.        Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc. is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated November 6, 2014.

2.        Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2013, except as disclosed below in note 3(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with IFRS as issued by the IASB.

3.        Accounting changes and recent pronouncements

(a)       Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2014:

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

Amendments to IAS 36, Impairment of assets, were issued by the IASB in May 2013. These amendments address the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce a requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

The following accounting policy was adopted during the three months ended September 30, 2014:

Flow-through share financing

The Company may issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(b)      Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 19, Employee Benefits	January 1, 2015
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In November 2013, the IASB issued amendments to IAS 19, Employee Benefits, which clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. These amendments are effective for annual periods beginning on or after July 1, 2014. This amendment is not anticipated to impact the Company’s consolidated financial statements as there are no defined benefit obligations.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as it does not use revenue-based depreciation or revenue-based amortization.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

4.        Inventories

	September 30	December 31
	2014	2013
Supplies	$18,888	$17,391
Ore stockpiles	25,200	35,122
Ore in process	146,672	117,984
Finished goods	4,148	7,842
	194,908	178,339
Less: Long-term inventories	(106,021)	(93,696)
	$88,887	$84,643

As at September 30, 2014, the carrying value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion. As disclosed in the Company’s consolidated financial statements for the year ended December 31, 2013, ore stockpile and ore in process inventories include mining and processing costs, along with amortization and depletion related to mining and processing operations. The net realizable value adjustments have been allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at September 30, 2014.

As at June 30, 2013, the carrying value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade long-term stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion.

As at September 30, 2013, the net realizable value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade long-term stockpile inventory exceeded their carrying values. As a result, the Company recognized net realizable value adjustment reversals, which impacted production costs and amortization and depletion. The net realizable value adjustments and reversals were allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at June 30 and September 30, 2013.

The impact on production costs and amortization and depletion is as follows:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Operating production costs	$40,909	$26,797	$137,493	$83,623
Net realizable value adjustment / (reversal)
El Chanate	1,215	(2,434)	1,215	4,087
Young-Davidson	3,339	(3,284)	3,339	299
Production costs	$45,463	$21,079	$142,047	$88,009

Operating amortization and depletion	$25,455	$13,611	$88,833	$37,393
Net realizable value adjustment / (reversal)
El Chanate	372	(215)	372	357
Young-Davidson	2,171	(1,439)	2,171	130
Amortization and depletion	$27,998	$11,957	$91,376	$37,880

Ore inventories carried at fair value less cost to sell totalled $162,954 at September 30, 2014 (December 31, 2013 - $74,074).

Ore in process inventory at September 30, 2014 included $5,275 (December 31, 2013 - $6,095) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

5.        Investments

			Three months ended		Nine months ended
			September 30, 2014		September 30, 2014
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
			gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	September 30, 2014		included in	included in	included in	included in
	Cost	Fair value	OCI	earnings/(loss)	OCI	earnings/(loss)
Securities(1)	$1,964	$170	$(98)	$-	$2,498	$6,631
Reclassification to earnings / (loss)	-	-	-	-	2,507	(2,507)
	$1,964	$170	$(98)	$-	$5,005	$4,124
Securities(2)	235	-	-	-	-	-
Warrants(2)	494	-	-	-	-	(42)
	$2,693	$170	$(98)	$-	$5,005	$4,082

			Three months ended		Nine months ended
			September 30, 2013		September 30, 2013
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
			gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	September 30, 2013		included in	included in	included in	included in
	Cost	Fair value	OCI	earnings/(loss)	OCI	earnings/(loss)
Securities(1)	$6,167	$5,025	$(299)	$-	$(1,036)	$-
Reclassification to earnings / (loss)	-	-	-	-	128	(128)
	$6,167	$5,025	$(299)	$-	$(908)	$(128)
Securities (2)	235	18	-	-	-	(28)
Warrants(2)	494	88	-	(121)	-	(409)
	$6,896	$5,131	$(299)	$(121)	$(908)	$(565)

(1)	Classified as available-for-sale financial assets.
(2)	Classified as financial assets at fair value through profit or loss.

During the nine months ended September 30, 2014, the Company sold shares in various publicly listed entities for total proceeds of $23,284. At September 30, 2014, the Company held $170 in long-term investments in companies with properties adjacent to its operations in Canada and Mexico.

During the three and nine months ended September 30, 2013, the Company purchased investments with a total cost of $4,203 and $6,491. In these transactions, warrants were also acquired. The cost of the shares and warrants were determined based on their fair value on the date of acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

6.        Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total

Cost

At December 31, 2013	$661,166	$1,113,092	$23,855	$72,647	$1,870,760
Additions	53,544	62,636	6,638	12,341	135,159
Reclassifications	-	10,777	(10,777)	-	-
Disposals	(3,714)	-	-	-	(3,714)
At September 30, 2014	$710,996	$1,186,505	$19,716	$84,988	$2,002,205

Accumulated amortization and depletion and impairment charges

At December 31, 2013	$(56,330)	$(133,901)	$(4,574)	$-	$(194,805)
Amortization and depletion	(24,365)	(68,897)	-	-	(93,262)
Impairment charges	-	-	-	(616)	(616)
Disposals	2,078	-	-	-	2,078
At September 30, 2014	$(78,617)	$(202,798)	$(4,574)	$(616)	$(286,605)

Carrying value

At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955
At September 30, 2014	$632,379	$983,707	$15,142	$84,372	$1,715,600

The carrying values by component are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$32,783	$95,506	$1,887	$-	$130,176
Young-Davidson	571,037	888,201	13,255	-	1,472,493
Corporate and other	28,559	-	-	84,372	112,931
At September 30, 2014	$632,379	$983,707	$15,142	$84,372	$1,715,600

El Chanate	$35,307	$84,975	$10,945	$-	$131,227
Young-Davidson	540,537	894,216	8,336	-	1,443,089
Corporate and other	28,992	-	-	72,647	101,639
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955

The carrying value of construction in progress at September 30, 2014 was $57,588 (December 31, 2013 - $70,025), including $57,420 (December 31, 2013 - $69,249) relating to projects at the Young-Davidson mine.

The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $5,360 at September 30, 2014 (December 31, 2013 - $10,981).

7.        Intangible assets

Included in intangible assets is the retained interest royalty received as part of consideration from the sale of the Fosterville and Stawell mines (collectively, the “Australian Operations”) on May 4, 2012 to Crocodile Gold Corporation (“Crocodile Gold”). Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reaches CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

During 2014, the Company was notified that the Australian Operations had generated in excess of CAD $60 million and, as a result, received proceeds of $2,463 from Crocodile Gold. Consistent with the Company’s accounting policy, amortization of the retained interest royalty commenced once the Company became entitled to receive cash flows under this arrangement. During the three and nine months ended September 30, 2014, the Company recognized amortization expense of $2,977 and $10,255 on the retained interest royalty, which reduced the carrying value of this asset to $23,749.

8.        Impairment

(a)      Exploration properties

During the three months ended September 30, 2014, the Company discontinued two of its exploration programs, and recognized an impairment charge of $616 and a deferred tax recovery of $185.

(b)      El Chanate CGU and retained interest royalty

At June 30, 2013, the Company reassessed its gold price assumptions due to weakness in spot gold prices, which was considered to be an indicator of impairment. As a result, the Company performed impairment tests on the El Chanate cash-generating unit (“CGU”) and the retained interest royalty held in the Australian Operations. The Company recognized impairment charges of $80,000 and $18,688 on the El Chanate CGU and retained interest royalty intangible asset, respectively, during the nine months ended September 30, 2013. As a result of the impairment charge on the retained interest royalty, the Company also recorded a deferred tax recovery of $2,186.

9.        Debt and equipment financing obligations

		September 30	December 31
		2014	2013
(a)	Revolving credit facility	$-	$75,000
(b)	Senior secured notes	297,500	-
(c)	Convertible senior notes	621	157,133
(d)	Equipment financing obligations	17,002	17,522
(e)	Other	468	1,894
		315,591	251,549
	Less: Current portion of debt and equipment financing obligations	(6,609)	(7,355)
		$308,982	$244,194

The estimated future minimum payments under debt and equipment financing obligations are as follows:

2014	$7,165
2015	$29,080
2016	$28,723
2017	$26,460
2018	$25,512
2019 and thereafter	$351,619

(a)      Revolving credit facility

During the nine months ended September 30, 2014, the Company made a repayment of $75,000 (nine months ended September 30, 2013 - $nil).

(b)      Senior secured notes

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304,051. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7,838, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(c)      Convertible senior notes

On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible notes. The consideration offered was $1.04 per $1.00 note plus accrued and unpaid interest to the payment date. The Company received tender offers for $166,354 of the $167,000 principal amount outstanding. This was considered a substantial modification of the existing arrangement with the holders of the Company’s convertible notes. As a result, the Company de-recognized the convertible notes on the date of substantial modification. The convertible notes were re-recognized at their fair value on the same date. This resulted in a loss on modification of $15,645, which has been included in other (loss) / income on the Condensed Consolidated Statement of Operations for the nine months ended September 30, 2014 (refer to note 14). On April 3, 2014, the Company paid $173,041 including $32 of accrued interest, to complete the cash tender offer to redeem the outstanding convertible notes tendered.

At September 30, 2014, $646 (December 31, 2013 - $167,000) of the convertible notes remained outstanding at a carrying value of $621 (December 31, 2013 - $157,133) for the debt component and $nil (December 31, 2013 - $413) for the option component.

As required by conditions surrounding the completion of the senior secured notes offering, at September 30, 2014, the Company has restricted $680 of proceeds from the senior secured notes offering for repayment of all principal and interest relating to any convertible notes that were not tendered. These restricted proceeds are included within other long-term assets on the Condensed Consolidated Balance Sheets at September 30, 2014.

(d)      Equipment financing obligations

The Company has entered into financing obligations for equipment, which expire at various dates between 2015 and 2019 and are secured by the financed assets. Interest payable on the various obligations ranges from fixed rates of 2.71% to 5.77% . During the three and nine months ended September 30, 2014, the Company received proceeds of $3,264 and $4,527 (three and nine months ended September 30, 2013 - $nil) from equipment financing arrangements.

(e)      Other

During 2013, the Company purchased land near the El Chanate mine and entered into loan agreements as part of the consideration. During the three and nine months ended September 30, 2014, the Company made repayments of $392 and $1,426 on these loan agreements (three and nine months ended September 30, 2013 - $nil).

10.      Flow-through shares

On September 17, 2014, the Company completed a flow-through financing for gross proceeds of $4,566 ($5,000 Canadian dollars (“CAD”)). As a result, the Company issued 833,334 common shares at a price of CAD $6.00 per share.

Pursuant to the terms of the flow-through agreement, the Company is required to incur and renounce $5,000 CAD in qualifying Canadian Exploration Expenses to subscribers by December 31, 2015. As at September 30, 2014, $4,525 CAD in exploration expenses are remaining to be incurred.

Of the $4,566 in proceeds received, $3,097 was recorded as share capital and $1,469 was recorded as a current liability. The following is a continuity schedule of the liability portion of the flow-through share issuance:

September 30, 2014
Obligation to renounce flow-through exploration expenditures	$1,469
Settlement of obligation upon incurring expenses	(136)
Foreign exchange revaluation adjustment at period end	(34)
Balance, end of period	$1,299

11.      Current portion of provisions

Provision for lawsuit

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought ranging from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. Following the completion of the claims administration process which was conducted pursuant to a court-approved settlement agreement, funds related to this lawsuit were distributed by an administrator to eligible class members in April 2014. At the settlement payment date, the Company reduced the current portion of provisions on the Condensed Consolidated Balance Sheets by $12,016, which was partially offset by a corresponding decrease in insurance receivable of $9,890 and restricted cash of $2,126, the latter of which represents the net settlement amount paid by the Company.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The remaining balance of the current portion of provisions relates to planned reclamation expenditures in the next twelve months at Kemess South, and the current portion of cash-settled compensation plans.

12.      Shareholders’ equity

(a)       Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	September 30, 2014		September 30, 2013
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	247,569,811	$2,021,837	282,326,547	$2,307,978
Shares repurchased and cancelled	-	-	(36,144,578)	(295,536)
Shares issued through dividend reinvestment plan	483,376	1,906	129,793	619
Shares issued through employee share purchase plan	417,500	1,680	260,670	1,503
Shares issued on redemption of deferred share units	52,065	359	71,845	499
Shares issued on exercise of stock options	548	2	458,168	3,094
Fair value of share-based compensation on stock options exercised	-	4	-	1,825
Shares issued through flow-through financing (Note 10)	833,334	3,097	-	-
Balance, end of period	249,356,634	$2,028,885	247,102,445	$2,019,982

During the nine months ended September 30, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased, transaction costs of $5,353 were recognized in deficit, and $177 was recognized as deferred tax.

(b)      Dividends

Commencing in 2014, quarterly dividends representing 20% of operating cash flow generated in the preceding quarter will be declared and paid. The following dividends were declared and paid during 2014:

-	On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014, and paid on June 3, 2014.

-	On August 7, 2014, the Company’s Board of Directors approved a dividend of $0.00375 per share, payable to shareholders of record on August 18, 2014, and paid on September 2, 2014.

The third quarter dividend was declared on November 6, 2014 (refer to note 20).

In 2013, the Company paid an annual dividend of $0.16 per share ($0.04 paid quarterly).

(c)      Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

The fair value of the options granted during the nine months ended September 30, 2014 and September 30, 2013 were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	September 30	September 30
	2014	2013
Dividend yield	2.43%	2.19%
Expected volatility	55.45%	54.03%
Risk free interest rate	1.17%	1.28%
Expected life	2.5 years	3.35 years
Exercise price	$4.10	$7.27
Share price	$4.34	$7.35
Grant date fair value	$1.38	$2.52

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	September 30, 2014		September 30, 2013
		Weighted		Weighted
	Options	average price	Option	average price
Outstanding, beginning of period	11,313,300	$7.29	10,239,564	$8.24
Granted	35,000	$4.10	878,476	$7.27
Forfeited	(65,000)	$6.67	(167,500)	$9.87
Expired	(420,445)	$10.08	(1,516,300)	$8.39
Exercised	(548)	$2.85	(458,168)	$6.76
Outstanding, end of period	10,862,307	$7.18	8,976,072	$8.16
Options exercisable, end of period	5,952,341	$8.00	4,386,720	$8.13

During the nine months ended September 30, 2014, employees, consultants, officers and directors of the Company exercised 548 options (nine months ended September 30, 2013 - 458,168) for total proceeds of $2 (nine months ended September 30, 2013 - $3,091). The weighted average share price at the date of exercise for stock options exercised during the nine months ended September 30, 2014 was $5.05 (nine months ended September 30, 2013 - $7.39) .

Set forth below is a summary of the outstanding options to purchase common shares as at September 30, 2014:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.51 - 4.00	325,136	$3.01	1.73	275,136	$2.84
$4.01 - 6.00	2,384,878	$4.05	4.15	49,675	$5.37
$6.01 - 7.00	1,600,500	$6.71	3.12	1,311,250	$6.71
$7.01 - 7.50	888,226	$7.15	3.27	488,966	$7.20
$7.51 - 9.00	3,327,174	$8.11	3.25	2,116,255	$8.10
$9.01 - 9.50	742,500	$9.29	4.10	396,250	$9.29
$9.51 - 10.00	919,143	$9.72	2.63	811,309	$9.74
$10.01 - 10.50	175,000	$10.09	3.55	131,250	$10.09
$10.51 - 11.00	250,000	$10.95	4.12	125,000	$10.95
$11.01 - 12.50	249,750	$11.61	2.68	247,250	$11.61
Total	10,862,307			5,952,341

(d)      Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and nine months ended September 30, 2014, the Company recognized $279 and $777 as an expense (three and nine months ended September 30, 2013 - $178 and $562) related to this plan. At September 30, 2014, all of the expense for the three months ended September 30, 2014 was payable by the Company (December 31, 2013 - $217).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following is a summary of the Deferred Share Units (“DSUs”), Performance Share Units (“PSUs”), and Restricted Share Units (“RSUs”) outstanding during the three and nine months ended September 30, 2014 and 2013:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Deferred Share Units (e)
Granted	7,104	-	52,599	61,683
Grant date fair value	$27	$-	$228	$337
Dividend-equivalent units granted	198	2,412	3,902	3,515
Dividend-equivalent units grant date fair value	$1	$12	$27	$19
Redeemed	-	-	52,066	71,845

Performance Share Units (f)
Granted	-	-	80,000	115,114
Grant date fair value	$-	$-	$298	$559
Dividend-equivalent units granted	350	1,043	6,801	1,786
Dividend-equivalent units grant date fair value	$1	$5	$27	$10
Expense	$453	$-	$343	$-
Redeemed	-	-	-	-

Restricted Share Units (g)
Granted	16,575	18,061	113,764	104,955
Grant date fair value	$64	$76	$492	$610
Dividend-equivalent units granted	363	950	6,261	1,513
Dividend-equivalent units grant date fair value	$2	$5	$28	$8
Expense	$245	$106	$828	$352
Redeemed	-	-	-	-

(e)      Deferred share unit plan

The Company awards Deferred Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s closing price on that date. At September 30, 2014, 253,032 DSUs were vested and outstanding (December 31, 2013 - 248,596).

(f)      Performance share unit plan

The Company awards Performance Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At September 30, 2014, 434,834 PSUs were outstanding (December 31, 2013 - 348,040). At September 30, 2014, no outstanding PSUs had vested (December 31, 2013 - nil).

(g)      Restricted share unit plan

The Company awards Restricted Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs that will be cash-settled in provisions and RSUs that will be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At September 30, 2014, 467,356 RSUs were outstanding (December 31, 2013 - 356,155). At September 30, 2014, 110,951 of the outstanding RSUs had vested (December 31, 2013 - 35,843).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

13.      (Loss) / earnings from operations

The Company’s (loss) / earnings from operations includes the following expenses presented by function:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Cost of sales	$74,264	$35,221	$237,726	$229,254
General and administrative	5,664	6,646	20,583	20,768
Exploration and business development	914	207	1,373	756
	$80,842	$42,074	$259,682	$250,778

Included in general and administrative expense for the three and nine months ended September 30, 2014 is $1,878 and $5,686 of share-based compensation expense (three and nine months ended September 30, 2013 - $2,006 and $5,697)

Exploration and business development expense for the three and nine months ended September 30, 2014 includes impairment charges of $616 relating to the impairment of exploration properties.

Costs of sales for the three and nine months ended September 30, 2013 includes impairment charges of $80,000 and $18,688 relating to the El Chanate mine and the retained interest royalty, respectively.

14.      Other income / (loss)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Fair value adjustment on option component of convertible senior notes	$-	$3,875	$413	$14,850
Income from retained interest royalty (Note 7)	-	-	2,463	-
Amortization expense from retained interest royalty (Note 7)	(2,977)	-	(10,255)	-
Unrealized loss on contingent consideration	-	(63)	-	(6,912)
Unrealized and realized gain on derivative assets and liabilities	-	301	-	2,183
Interest income	145	192	914	795
Unrealized and realized (losses) / gains on investments (Note 5)	-	(121)	6,589	(437)
Reclassification of accumulated losses on available- for-sale investments (Note 5)	-	-	(2,507)	(128)
Loss on modification of convertible notes (Note 9(c))	-	-	(15,645)	-
Income from transfer of litigation claim (a)	3,177	-	3,177	-
Reduction of flow-through share premium (Note 10)	136	-	136	-
Other	139	(924)	(25)	(967)

	$620	$3,260	$(14,740)	$9,384

(a)      Income from transfer of litigation claim

During the three months ended September 30, 2014, the Company transferred its claim in bankruptcy proceedings that resulted from past losses on auction-rate securities for net proceeds of $3,177.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

15. Income taxes

Income tax expense recognized during the three and nine months ended September 30, 2014 is based on the Company’s best estimate of the average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

16. (Loss) / earnings per share

Basic (loss) / earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and nine months ended September 30, 2014 and 2013. Diluted (loss) / earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible senior notes and share-based instruments. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible senior notes, RSUs, and PSUs have been converted in determining fully diluted (loss) / earnings per share if they are in-the-money, except where such conversion would be anti-dilutive. Net (loss) / earnings and basic weighted average shares outstanding are reconciled to diluted net (loss) / earnings and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Net (loss) / earnings from operations	$(15,722)	$14,859	$(61,389)	$(70,358)
Dilution adjustments:
Convertible senior notes	-	(3,875)	-	-

Diluted net (loss) / earnings	$(15,722)	$10,984	$(61,389)	$(70,358)

Basic weighted average shares outstanding	248,731,324	247,131,794	248,550,531	251,245,429
Dilution adjustments:
Stock options	-	122,919	-	-
Convertible senior notes	-	15,249,853	-	-
Restricted share units	-	-	-	-
Performance share units	-	-	-	-
Diluted weighted average shares outstanding	248,731,324	262,504,566	248,550,531	251,245,429

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2014 and 2013 because their effect would have been anti-dilutive:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
Stock options	10,862,307	8,700,388	10,862,307	8,819,147
Warrants issued	-	835,000	-	835,000
Convertible senior notes	60,974	-	60,974	15,216,155
Restricted share units	356,405	70,979	356,405	70,979
Performance share units	434,834	116,900	434,834	116,900

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

17.      Supplemental cash flow information

	Three months ended		Nine months ended
Adjustments to reconcile net (loss) / earnings	September 30	September 30	September 30	September 30
to operating cash flows:	2014	2013	2014	2013
Impairment charges	$616	$-	$616	$98,688
Amortization and depletion	27,998	11,957	91,376	37,880
Net realizable value adjustments	4,554	(5,718)	4,554	4,386
Loss on modification of convertible notes	-	-	15,645	-
Fair value adjustment on option component of convertible senior notes	-	(3,875)	(413)	(14,850)
Unrealized foreign exchange (gain) / loss	(11,230)	2,482	(9,595)	(7,195)
Unrealized loss on contingent consideration	-	63	-	6,912
Share-based compensation, net of forfeitures	1,878	2,006	5,686	5,697
Deferred income tax expense / (recovery)	12,594	(606)	801	6,430
Equity in (loss) / earnings of jointly-controlled entity	-	(18)	92	38
Unrealized and realized gains on derivative assets and liabilities	-	(301)	-	(2,183)
Unrealized and realized losses / (gains) on investments	-	121	(6,589)	437
Reclassification of accumulated losses on available- for-sale investments	-	-	2,507	128
Income from retained interest royalty	-	-	(2,463)	-
Amortization of retained interest royalty	2,977	-	10,255	-
Reduction of flow-through share premium	(136)	-	(136)	-
Other non-cash items	(1,875)	1,355	(1,351)	1,439
	$37,376	$7,466	$110,985	$137,807
Change in non-cash operating working capital:
Receivables	$793	$(588)	$2,427	$1,359
Current income tax receivable	590	7,371	22,323	10,195
Prepaids and deposits	(465)	808	527	707
Inventories	(3,894)	(2,796)	(17,758)	(18,253)
Trade payables and accrued liabilities	(14,877)	624	(21,689)	1,248
Current income tax liability	26	(2,839)	(244)	(4,515)
	$(17,827)	$2,580	$(14,414)	$(9,259)

Supplemental information:
Interest paid	$12,679	$3,106	$16,882	$6,772
Interest received	$86	$136	$783	$888
Income taxes paid	$32	$1,227	$1,144	$3,822

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

18.      Financial instruments and risk management Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
-	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash	$100,064	$-	$141,125	$-
Short term deposits	149	-	1,527	-
Financial assets at fair value through profit or loss Warrants held	-	-	-	41
Available-for-sale financial assets Equity investments (a)	170	-	15,510	-
Financial liabilities at fair value through profit or loss Option component of convertible senior notes	-	-	-	(413)
	$100,383	$-	$158,162	$(372)

The methods of measuring each of these financial assets and liabilities have not changed during 2014. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at September 30, 2014. The fair value of the senior secured notes was $315,000 at September 30, 2014, compared to a carrying value of $297,500. This fair value was determined based on observable market information.

(a) Equity investments

The Company’s available-for-sale equity investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

19. Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

-	Mexico: El Chanate mine
-	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following are the operating results by reportable segment:

		Three months ended September 30, 2014
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$20,701	$52,804	$-	$73,505

Production costs	12,351	33,112	-	45,463
Refining costs	79	41	-	120
Amortization and depletion	4,746	23,171	81	27,998
Reclamation, care and maintenance costs	-	-	683	683
General and administrative	230	-	5,434	5,664
Exploration and business development	-	-	298	298
Impairment charges	-	-	616	616
	17,406	56,324	7,112	80,842
Earnings / (loss) from operations	$3,295	$(3,520)	$(7,112)	$(7,337)
Expenditures on property, plant and equipment, mining interests & intangible assets	$7,005	$37,416	$6,256	$50,677

		Three months ended September 30, 2013
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$24,720	$29,584	$-	$54,304

Production costs	9,578	11,501	-	21,079
Refining costs	99	38	-	137
Amortization and depletion	3,939	7,942	76	11,957
Reclamation, care and maintenance costs	-	-	2,048	2,048
General and administrative	282	-	6,364	6,646
Exploration and business development	-	-	207	207
	13,898	19,481	8,695	42,074
Earnings / (loss) from operations	$10,822	$10,103	$(8,695)	$12,230
Expenditures on property, plant and equipment, mining interests & intangible assets	$11,745	$63,741	$4,586	$80,072

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

		Nine months ended September 30, 2014
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$66,122	$153,866	$-	$219,988

Production costs	34,405	107,642	-	142,047
Refining costs	293	122	-	415
Amortization and depletion	13,394	77,667	315	91,376
Reclamation, care and maintenance costs	-	-	3,888	3,888
General and administrative	750	-	19,833	20,583
Exploration and business development	-	-	757	757
Impairment charges	-	-	616	616
	48,842	185,431	25,409	259,682
Earnings / (loss) from operations	$17,280	$(31,565)	$(25,409)	$(39,694)
Expenditures on property, plant and equipment, mining interests & intangible assets	$20,922	$114,261	$12,222	$147,405

		Nine months ended September 30, 2013
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$83,830	$93,019	$-	$176,849

Production costs	42,332	45,677	-	88,009
Refining costs	280	107	-	387
Amortization and depletion	12,385	25,252	243	37,880
Reclamation, care and maintenance costs	-	-	4,290	4,290
General and administrative	1,122	-	19,646	20,768
Exploration and business development	-	-	756	756
Impairment charges	80,000	-	18,688	98,688
	136,119	71,036	43,623	250,778
(Loss) / earnings from operations	$(52,289)	$21,983	$(43,623)	$(73,929)
Expenditures on property, plant and equipment, mining interests & intangible assets	$33,806	$146,496	$5,548	$185,850

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at September 30, 2014	$289,022	$1,835,964	$273,055	$2,398,041
Total assets at December 31, 2013	$265,028	$1,822,533	$374,847	$2,462,408

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

20. Events after the reporting period

Declaration of dividend

On November 6, 2014, the Company’s Board of Directors approved a dividend of $0.00225 per share, payable to shareholders of record on November 17, 2014.